3. In the event that the claims of loss of two or more Parties under the Policy are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Policy, the following rules for determining, as among the Parties, the priority of satisfaction of the claims under the Policy shall apply:

A. All claims of the Trust which have been duly approved and established under the Policy shall be satisfied in full before satisfaction of any claims of the Administrator, if any.

B. If the claims of the Trust which have been duly proved and established under the Policy exceed the face amount of the Policy, the insurance shall be applied to those claims in the following manner:

(i) First, the insurance shall be applied to the claim of each Party up to its respective minimum fidelity bond requirement as determined in Paragraph I with respect to the Trust; and

(ii) The remaining amount of insurance then shall be applied to the unsatisfied claims of the Trust in proportion to their respective minimum fidelity bond requirements as determined in Paragraph I with respect to the Trust.

C. If after giving effect to Paragraph A there remains a portion of the insurance under the bond available for the satisfaction of claims of the Administrator, if any, which have been duly proved and established under the Policy, such remainder shall be applied as the Administrator shall determine.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

GREEN CENTURY FUNDS	By	/s/ Kristina Curtis
Kristina Curtis
President

GREEN CENTURY CAPITAL MANAGEMENT, INC.	By	/s/Kristina Curtis
Kristina Curtis
Treasurer